SEC Mail Processing Section
NOV 21 2011
Washington, DC
105

SECURITIES AND EXCHANGE COMMISSION

11023477

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 9/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Financial, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Menoher Boulevard, Suite A
(No. and Street)

Johnstown	PA	15905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon D. Smith (814)536-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wessel & Company
(Name – *if individual, state last, first, middle name*)

215 Main Street	Johnstown	PA	15901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch.b
11/28/11

OATH OR AFFIRMATION

I, Gordon D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Financial, Ltd., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
Vickie L. Langham, Notary Public
Johnstown, Cambria County, PA
My Commission Expires August 30, 2012

Signature

President

Title

Vickie L. Langham

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESSEL & COMPANY
A PROFESSIONAL CORPORATION

215 Main Street
Johnstown, PA 15901
814-536-7864
Fax: 814-535-4332
www.wesselcpa.com

INDEPENDENT AUDITOR'S REPORT

October 28, 2011

To the Shareholders
Highland Financial, Ltd.
Johnstown, Pennsylvania

We have audited the accompanying statements of financial condition of Highland Financial, Ltd.(the Company), as of September 30, 2011 and 2010, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Financial, Ltd. at September 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Wessel & Company

Wessel & Company
Certified Public Accountants

HIGHLAND FINANCIAL, LTD.
TABLE OF CONTENTS
SEPTEMBER 30, 2011 AND 2010

PAGE

Table of Contents 1

Independent Auditor's Report 2

Statements of Financial Condition 3

Statements of Operations 4

Statements of Changes in Shareholders' Equity 5

Statements of Cash Flows 7

Notes to Financial Statements 8

Independent Auditor's Report on Supplemental Information 13

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule A) 14

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 16

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2011 AND 2010

	2011	2010
ASSETS		
Current Assets		
Cash & cash equivalents (Note 2)	$ 32,014	$ 32,039
Accounts receivable (Note 1)	18,901	18,484
Supplies inventory	1,060	1,060
Deferred tax asset (Note 5)	-	2,200
Total Current Assets	51,975	53,783
Total Assets	$ 51,975	$ 53,783
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Deferred income tax liability (Note 5)	$ 1,200	$ -
Total Current Liabilities	1,200	-
Shareholders' Equity		
Common stock - $1.00 par value, 100,000 shares authorized, 50,000 shares issued and outstanding	50,000	50,000
Additional paid-in capital	50,000	50,000
Retained (deficit)	(49,225)	(46,217)
Total Shareholders' Equity	50,775	53,783
Total Liabilities and Shareholders' Equity	$ 51,975	$ 53,783

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	2011	2010
Revenues		
Investment advisor fees	$ 84,477	$ 68,164
Commissions	422,751	374,547
Other income	4	-
Interest income	320	-
Total Revenues	507,552	442,711
Expenses		
Contract labor	256,968	282,725
Commissions	1,776	5,039
Occupancy	101,166	45,319
Communications	6,812	6,997
Regulatory fees	4,839	5,056
Operating expenses	135,599	112,024
Total Expenses	507,160	457,160
Income/(Loss) Before Provision for Income Taxes	392	(14,449)
Provision/(Benefit) for Income Taxes (Note 5)		
Deferred	3,400	(2,400)
Total Provision/(Benefit) for Income Taxes	3,400	(2,400)
Net (Loss)	$ (3,008)	$ (12,049)

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of Year	$ 50,000	$ 50,000	$ (46,217)	$ 53,783
Net Loss	-	-	(3,008)	(3,008)
Balance - End of Year	$ 50,000	$ 50,000	$ (49,225)	$ 50,775

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of Year	$ 50,000	$ 50,000	$ (34,168)	$ 65,832
Net Loss	-	-	(12,049)	(12,049)
Balance - End of Year	$ 50,000	$ 50,000	$ (46,217)	$ 53,783

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	2011	2010
Cash Flows from Operating Activities:		
Net Loss	$ (3,008)	$ (12,049)
Adjustments to reconcile net income to cash (used in)/provided by operating activities:		
Change in assets and liabilities:		
Deferred taxes	3,400	(2,400)
Accounts receivable	(417)	(392)
Accrued interest receivable	-	539
Total adjustments	2,983	(2,253)
Net Cash (Used In) Operating Activities	(25)	(14,302)
Cash Flows from Financing Activities:		
Proceeds from note receivable - shareholder	-	7,956
Net Cash Provided By Financing Activities	-	7,956
Net (Decrease) in Cash and Cash Equivalents	(25)	(6,346)
Cash and Cash Equivalents - Beginning of Year	32,039	38,385
Cash and Cash Equivalents - End of Year	$ 32,014	$ 32,039

Supplemental Disclosures of Cash Flow Information:

Accounting Policies Note

The Company considers all highly liquid investments with a maturity of three (3) months or less when purchased to be "cash equivalents".

See Independent Auditor's Report and Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 AND 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Highland Financial, Ltd.(the Company) was incorporated in the Commonwealth of Pennsylvania and is a closely held corporation. The Company is registered with the Pennsylvania Securities and Exchange Commission as a broker-dealer and is registered to do business as a broker-dealer in Pennsylvania, Florida, Michigan, Arizona, California, North Carolina, South Carolina, and New Jersey. In addition, the Company is registered as an insurance broker in Pennsylvania.

Revenue Recognition

The Company earns consulting fees from providing investment advisory and other consulting services to investors. Commissions are earned on sales of mutual funds to investors. Revenues are recognized on the accrual basis of accounting.

Accounts Receivable

Accounts receivable represent commissions and consulting fees earned. No allowance has been provided based on historical collection results and management's judgment of collectibility.

Equipment and Furniture

Equipment and furniture assets are recorded at cost and depreciated over their estimated useful lives of seven (7) years on a straight-line basis for financial statement purposes.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the Company to record income tax expense on the liability method. Current expense represents the estimated tax obligation per the income tax return, and deferred expense represents the change in the estimated future tax effects of temporary differences and carryforwards. Deferred tax assets and liabilities are computed by applying enacted income tax rates to the expected reversals of temporary differences between financial reporting and income tax reporting, and by considering carryforwards for operating losses and tax credits. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

On January 1, 2009, the Company adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, as codified in FASB ASC 740-10. The codified interpretation requires the Company to evaluate tax positions taken and determine whether it is more-likely-than-not that the tax position will be sustained upon examination based on the technical merits of the position. The Company has performed an evaluation and has determined there are no material unrecognized tax positions or uncertain tax positions that meet the reporting and disclosure provisions of FIN 48. The Company records tax penalties and interest as they occur. For the year ended September 30, 2011, the Company incurred no tax penalty or interest costs.

Inventory

Supplies inventory is stated at cost which approximates market.

Use of Estimates

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Fair Values of Financial Instruments

Certain financial instruments under FASB ASC 820 are required to be recorded at fair value. The estimated fair values of such financial instruments (including cash and cash equivalents, investments, certain debt instruments, and other assets and liabilities) have been valued using market or cost information where appropriate. Changes in assumptions or estimation methods could affect the fair value estimates. However, management does not believe any such changes would have a material impact on the financial condition, results of operations or cash flow of the Organization. Cash and cash equivalents, other assets and short-term and long-term debt are carried at cost, which approximates fair value.

Accounting Policy Changes

In 2011, the Company adopted the Audit Standard Board (ASB) guidance on supplemental information in relation to the financial statements as a whole. This guidance had no material effect on these financial statements but required an additional note disclosure.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents consist of the following:

	2011	2010
Cash in Bank	$ 32,014	$ 32,039

NOTE 3 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of the Securities and Exchange Commission's Reserve and Custody of Securities Rule 15c3-3 under paragraph (K)(2)(A) because it promptly deposits customer funds into a trust account for the exclusive benefit of the customer.

NOTE 4 - PROFIT-SHARING PLAN

The Company has a defined contribution profit-sharing plan covering all eligible employees based on age and hours of service. Contributions under the plan are discretionary and are determined annually by the Company. The pension expense for the years ended September 30, 2011 and 2010 is $630 and $5,525, respectively.

NOTE 5 - INCOME TAXES

The current and deferred income tax provision/(benefit) consists of the following:

	2011	2010
Current Provision		
State	$ ---	$ ---
Federal	---	---
	---	---
Deferred (Benefit)/Provision		
State	1,300	(900)
Federal	2,100	(1,500)
	3,400	(2,400)
Total (Benefit)/Provision	$ 3,400	$ (2,400)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability are summarized as follows:

	2011	2010
Tax Assets/(Liabilities)		
Federal net operating loss carryforward	$ 2,400	$ 4,400
State net operating loss carryforward	1,100	2,400
Contribution carryover	400	300
Cash basis reporting for tax purposes	(4,700)	(4,600)
	(800)	2,500
Less: Valuation allowances Contribution carryover	(400)	(300)
Net Deferred Tax Asset/(Liability)	($ 1,200)	$ 2,200

The company has a federal loss carryforward amounting to approximately $16,000, which expires in the year 2030.

The company has a state loss carryforward amounting to approximately $11,000, which expires in the year 2030.

With certain exceptions, the federal and state income tax returns of the Company for 2007, 2008, and 2009 are subject to examination by the IRS, generally for three years after they were filed.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company leases a vehicle from a shareholder on a month to month basis. The lease expense for the years ended September 30, 2011 and 2010 amounted to $19,198 for both years.

The Company and Highland Financial Advisors (a Corporation), are considered related parties as a result of common ownership. Both organizations share the same office space and personnel whose costs are allocated to each organization based upon management's estimate of usage as provided in a written agreement.

The following is a summary of the shared expenses:

	2011	2010
Office lease expense	$ 101,166	$ 45,319
Contract labor	256,968	282,725
Furniture and equipment lease expense	17,587	14,604
Total	$ 375,721	$ 342,648

NOTE 7 - MINIMUM CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $25,000 for the years ended September 30, 2011 and 2010. The Company's net capital as defined by SEC Rule 15c3-1 was $7,014 and $7,422 in excess of the minimum net capital required for the years ended September 30, 2011 and 2010, respectively.

NOTE 8 - SUBSEQUENT EVENTS

Recently, management became aware of certain concerns raised by the FINRA examination staff relative to its most recent examination of the Company. No claim has been asserted against the Company with respect to these matters, and the Company's operations are not currently affected by those concerns. However, the FINRA staff continues to review these matters and the outcome of the examination by the FINRA staff is unknown at this time.

Subsequent events were considered through October 28, 2011, the date the financial statements were available to be issued.

WESSEL & COMPANY
A PROFESSIONAL CORPORATION

215 Main Street
Johnstown, PA 15901
814-536-7864
Fax: 814-535-4332
www.wesselcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

October 28, 2011

To the Shareholders
Highland Financial, Ltd.
Johnstown, Pennsylvania

Our report on the audits of the financial statements of Highland Financial, Ltd. for the years ended September 30, 2011 and 2010, appears on Page 2. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting or other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wessel + Company

WESSEL & COMPANY
Certified Public Accountants

SCHEDULE A

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED SEPTEMBER 30, 2011

1. Total ownership equity		$ 50,775
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		50,775
4. Add:		
a) Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b) Other (deductions) or allowable credits - deferred income tax liability and prepaid taxes		1,200
5. Total capital and allowable subordinated liabilities		51,975
6. Deductions and/or charges:		
a) Total non-allowable assets	(19,961)	
b) Secured demand note deficiency	-	
c) Commodity futures contracts and spot commodities - proprietary capital charges	-	
d) Other deductions and/or charges	-	(19,961)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on security positions		32,014
9. Haircuts on securities (computed where applicable, pursuant to 15c3-1 (f)):		
a) Contractual securities commitments		-
b) Subordinated securities borrowing		-
c) Trading and investment securities		-
d) Undue concentration		-
e) Other securities		-

See Independent Auditor's Report on Supplemental Information

SCHEDULE A
(Continued)

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED SEPTEMBER 30, 2011

10. Net capital	32,014
11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	80
12. Minimum dollar net capital requirement of reporting broker or dealer	25,000
13. Net capital requirement (greater of line 11 or 12)	25,000
14. Excess net capital	$ 7,014

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Highland Financial, Ltd. and included in the Company's unaudited Part II FOCUS Report filing as of the same date consisted of the following:

Excess per the Company's Part II (unaudited) FOCUS report	$ 7,014
Allowable expenses - The effect of audit adjustments for profit sharing expense and current federal and state income tax liability.	-
Excess per this computation	$ 7,014

The Company has not included supplementary schedules under Rule 15c3-3(d) and (e) regarding possession and control requirements and computation of reserve requirements, as such amounts would be zero.

See Independent Auditor's Report on Supplemental Information

WESSEL & COMPANY
A PROFESSIONAL CORPORATION

215 Main Street
Johnstown, PA 15901
814-536-7864
Fax: 814-535-4332
www.wesselcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

October 28, 2011

To the Shareholders of
Highland Financial, Ltd.
Johnstown, Pennsylvania

In planning and performing our audit on the financial statements and supplemental schedule of Highland Financial, Ltd.(the Company) for the year ended September 30, 2011, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the use of the shareholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Wessel & Company

Wessel & Company
Certified Public Accountants

HIGHLAND FINANCIAL, LTD.

JOHNSTOWN, PENNSYLVANIA

Audited Financial Statements

September 30, 2011 and 2010

WESSEL & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS